UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Intrepid Potash, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34025	26-1501877
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

707 17th Street, Suite 4200

Denver, Colorado 80202

(Address of principal executive offices and zip code)

Matt Preston

(303) 296-3006

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, .
☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01.Conflict Minerals Disclosure and Report

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01.Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

Report on payment to governments for the year ended December 31, 2024

This report provides a consolidated overview of the payments to governments made by Intrepid Potash, Inc. (“IPI,” the parent company) and its consolidated subsidiaries for the year ended December 31, 2024. Unless the context requires otherwise, references in this report to the “Company,” “Intrepid Potash,” “IPI,” “we,” “us,” and “our” refer to IPI and its consolidated subsidiaries collectively. “East” and “HB” mean our operating facilities in Carlsbad, New Mexico. “Moab” means our operating facility in Moab, Utah. “Wendover” means our operating facility in Wendover, Utah. “West” means our previous operating facility in Carlsbad, New Mexico, which has been in care-and-maintenance since mid-2016.

All payments are reported in U.S. dollars. We did not make any payment in currencies other than U.S. dollars.

Our business segments

Our operations are organized into three segments: potash, Trio®, and oilfield solutions. Our business segments are based on the types of products and services sold, production processes and markets served.

●	Potash segment: This segment produces and markets muriate of potash (commonly referred to as potash). Potash is applied as an essential nutrient for healthy crop production, utilized in several industrial applications, and used as an ingredient in animal feed. We also sell salt, magnesium chloride and brines which are byproducts derived as part of our potash mining processes. Our salt is used for road deicing for winter roadway safety and other consumer and industrial applications. As of December 31, 2024, the potash segment had three producing mining properties located in the United States.
●	Trio®: This segment mines langbeinite, which we market and sell as Trio®. Trio® is a specialty fertilizer which delivers three key nutrients, potassium, magnesium, and sulfate, in a single particle. The unique combination of nutrients makes Trio® an attractive fertilizer across diverse crops and geographies. We also sell salt which is a byproduct of our langbeinite mining processes. Our salt is used for road deicing and other consumer and industrial applications.
●	Oilfield Solutions: This segment markets various products and services used by oil and gas operators to explore and drill for oil.

Our projects

This report discloses the payments made by us to governments for the commercial development of minerals, such as sylvinite, langbeinite, salt and magnesium chloride, and which involve the exploration, extraction, and processing of such minerals.

As of December 31, 2024, we had four production stage mining properties and one mining property that is idled.

●	HB: extraction of potash, salt, and magnesium chloride through injection of saturated saline NaCl brine into old mine works to create underground leach lakes. Over time, the solution enriched with potash is pumped to the surface to solar evaporation ponds. The HB project is located in the state of New Mexico, in the United States.
●	East: extraction of langbeinite and salt through mechanical room-and-pillar mining. The East project is located in the state of New Mexico, in the United States.
●	West: The West project is a mechanical room-and pillar mine that was idled in July 2016 and placed in care-and-maintenance mode. The West project is located in the state of New Mexico, in the United States.

●	Moab: extraction of potash and salt through selective solution mining. Salt saturated brine is injected into underground caverns. Selective solution mining dissolves only the KCl component of the sylvinite and leaves the sodium chloride component underground. The brine is pumped to the surface to solar evaporation ponds. The Moab project is located in the state of Utah, in the United States.
●	Wendover: Extraction of potash, salt and magnesium chloride through solar evaporation of naturally occurring brines collected from the sedimentary basin via brine collection ditches and extraction wells. The Wendover project is located in the state of Utah, in the United States.

Section 3 – Exhibits

Item 3.01.  Exhibits.

Exhibit No.	Description
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTREPID POTASH, INC.
(Registrant)

Dated: September 26, 2025	By:	/s/ Matthew D. Preston
		Name:	Matthew D. Preston
		Title:	Chief Financial Officer